

SARATOGA RESOURCES, INC.

September 2008 | Investment Profile

Enhancing Value in Underdeveloped Assets

Stock Information

Stock Symbol	SROE
Exchange	OTCBB
Market Cap (9/1/08)*	$47.3MM
Price (9/1/08)*	$2.80
NAV/Share**	$12.07
Shares Outstanding	16.9MM
Float	3.5MM
% Held by Insiders	73.5
% Held by Institutions	19.5

**As of market close September 1, 2008*
*** See NAV/Share calculation below*

Net Asset Value

Saratoga's NAV/share is estimated as $12.07, based on PV10 value for SEC proved reserves of $304.1 MM (as of 1/1/2008) plus estimated working capital Of $10.0 MM less total debt of $110.0 MM divided by the total number of outstanding shares. The PV10/ total debt is 2.7x, giving excellent collateral coverage.



SARATOGA'S LOUISIANA ASSET BASE
BRETON SOUND 18
BRETON SOUND 32
BRETON SOUND 51
LAKE FORTUNA
CROOKED BAYOU
VERMILION 16
SOUTH ATCHAFALAYA BAY
LITTLE BAY
MAIN PASS 25
MAIN PASS 46
MAIN PASS 52
GRAND BAY
http://sonris-www.dnr.state.la.us/www_root/sonris_portal_1.htm

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as "resources", "resource potential", "production potential" regarding probable, possible, or recoverable reserves, among others, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB, File No 0-27563, available from us at 2304 Hancock Drive, Suite 5, Austin, Texas, 78756. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Company Profile

Saratoga Resources, Inc. (SROE) is an independent oil and gas exploration and development company, with operations focused in the state waters of Louisiana. Saratoga acquired Harvest Oil & Gas and The Harvest Group in mid-2008 and operates over 90% of its production and typically maintains a 100% WI. Saratoga will continue to exploit its existing asset base, pursue accretive acquisitions, and seek to partner with other companies to exploit higher-risk upside opportunities.

Company Strategy

Grow through exploitation/development of existing properties:

- Grow organically through low-risk development drilling on extensive held-by-production acreage position
- Expand the reserve base through field extensions, delineating deeper formations within existing fields and exploratory drilling
- Exploit multiple stacked reservoir objectives with substantial behind pipe potential

Actively manage rewards/risks of drilling program:

- Utilize high working and operational interest to maintain control over timing and costs of drilling, operating costs and marketing of production
- Maintain high net revenue interests
- Continually review and rationalize properties to optimize existing asset base

Leverage technological expertise:

- Utilize 3-D seismic analysis and other advanced technologies to improve drilling results
- Continue to evaluate and acquire seismic data

Pursue opportunistic acquisitions:

- Continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects
- Maintain relationship with Macquarie Bank to provide Saratoga with first-look opportunities on potential future acquisitions
- Focus primarily on underdeveloped assets with significant growth potential



SARATOGA RESOURCES, INC.

Contact Information

Headquarters

Austin Office
2304 Hancock Drive, Suite 5
Austin, Texas 78756
Phone: 512-478-5717
Fax: 512-445-2365

Houston Office
7500 San Felipe, Suite 600
Houston, Texas 77063
Phone: 713-914-8016
Fax: 713-914-8008

Covington Office
67201 Industry Lane
Covington, Louisiana 70433
Phone: 985-809-9292
Fax: 985-809-9293

Transfer Agent
Securities Transfer Corporation
P.O. Box 701629
Dallas, Texas 75370

Legal Counsel
Thompson & Knight

Independent Auditors
Malone & Bailey



Breton Sound 32 Facility

Human Capital




Tom Cooke
Brian Daigle & Bryan White
Andy Clifford


Barry Salsbury

Saratoga has an existing team of over 26 experienced professionals located in Austin, Houston and Louisiana with an ongoing, active recruitment effort to build on this base in all three locations.

Executive Management Team

Thomas F. Cooke, Chairman/CEO
Mr. Cooke co-founded Saratoga in 1990 and has served as Chairman/CEO since 1996. From 1996 until October 2007, Mr. Cooke also served as President. In addition to his service as an officer of the Company, Mr. Cooke has been self-employed as an independent oil and gas producer for more than 20 years.

Andy C. Clifford, President
Mr. Clifford has served as President and a Director of Saratoga since October 2007. From June 2006 until his appointment as President and a Director, Mr. Clifford served as an advisory director of the Company. Prior to joining Saratoga, Mr. Clifford was a co-founder and Executive Vice President of Aurora Gas, LLC, an independent oil and gas developer and producer. Mr. Clifford has over 30 years of experience in the domestic and international arena, and served in various leadership roles with BHP Petroleum.

Barry R. Salsbury, President – Harvest Companies
Mr. Salsbury co-founded and, since 2004, has served as President of the Harvest Companies. Mr. Salsbury has over 22 years of experience and continues to serve as President of Harvest and is responsible for offshore operations of the Company. Mr. Salsbury previously served as Well & Facilities Abandonment Manager with Chevron from October 2002 to April 2004 and prior to that served in various managerial and leadership roles with Chevron since 1989.



















SARATOGA
RESOURCES, INC.

Significant Assets

Grand Bay

- Located in offshore Plaquemines Parish, Louisiana, ~70 miles SE of New Orleans
- 25-100% working interest
- Historical production from over 30 stacked sands between 3,000-13,500' depth
- Current production of ~750 Boepd
- Saratoga has operated the field since 8/05
- 59 gross/52 net producing wells
- 17,544 gross/16,024 net HBP acres
- 90 square mile proprietary 3D seismic
- Significant upside in shallow gas and deeper oil and gas targets

Vermilion 16

- Located in offshore Vermilion Parish, Louisiana, ~40 miles S of Lafayette
- 100% working interest
- Historical production from over 30 stacked sands between 10,000-17,000' depth
- Current production of ~1,000 Mcfepd
- Saratoga has operated the field since 8/05
- 2 gross/2 net producing wells
- 4,211 gross/4,211 net HBP acres
- 25 square mile Fairfield 3D seismic
- Significant upside in attic and deeper gas targets

Main Pass / Breton Sound

- 6 fields located in offshore Plaquemines Parish, Louisiana
- 100% working interest
- 6 platforms and over 85 miles of pipeline infrastructure
- Current production of ~1,500 Boepd
- Saratoga has operated the fields since 9/06
- 32 gross/32 net producing wells
- 11,332 gross/11,223 net HBP acres
- Significant upside in deeper oil and gas targets plus offsetting amplitudes

Typical Grand Bay wellhead

Vermilion 16 Platform Complex

Breton Sound 32 Platform Complex

Grand Bay 3D PSTM Amp Display

Deep Marg-A Target, Vermilion 16

Undrilled Seismic Amp, Breton Sound

Proved Reserves – Breakout by Field [1]

Grand Bay 25%
Vermilion 16 50%
Other 25%
Main Pass 52 6%
Breton Sound 18 4%
Main Pass 46 29%
Breton Sound 32 34%
Breton Sound 51 2%
Lake Fortuna 3%
Main Pass 25 22%

[1] *Collarini 1/1/2008 SEC reserves.*



Growth through Low-Risk Development

Reserve Profile

Proved reserves as of January 1, 2008 totaled 67 Bcfe. In addition, Saratoga has 67 Bcfe of probable reserves and 66 Bcfe of possible reserves, all of which have been audited by third-party engineers as of January, 1, 2008.



Proved Reserves by Field (Bcfe)¹

Other, 16.6
Grand Bay, 16.9
Vermilion 16, 33.8

Proved Reserves by Reserve Category (Bcfe)¹

PUD, 54%
PDP, 21%
PDNP, 25%

Proved PV-10 Value by Reserve Category¹

PUD, 47%
PDP, 24%
PDNP, 29%

¹ Collarini 1/1/2008 SEC reserves.

Net Reserves (Unrisked) (1)

	Oil (MBbls)	Gas (MMcf)	Total (MMcfe)	% Gas
Proved Reserves	3,748	44,842	67,329	67%
Probable Reserves	2,716	51,161	67,454	76%
Possible Reserves	2,669	50,315	66,328	76%

Current Net Production (2)

	Oil (Bopd)	Gas (Mcfpd)	Total (Mcfepd)
Net Production	1,558	4,805	14,153

%Oil	66%

This investment profile is for informational purposes only and includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals or future events or performance are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Readers should refer to the Company's filings with the Securities and Exchange Commissions regarding risk factors applicable to the Company and the forward-looking statements herein.

Production Profile

Saratoga expects to more than double existing production from its Louisiana assets within the next 2 years by spending up to $20 million per year on low-risk behind pipe recompletions and new development drilling, targeting mostly proved reserves.



Infrastructure

Saratoga also owns and operates over 85 miles of pipeline plus several strategically located platforms, making us the ideal partner for developing and operating nearby opportunities. In fact, the company currently receives monthly revenues from several companies for handling, processing and/or operating on their behalf and this is expected to grow over the coming years as part of our "hub-and-spoke" infrastructure strategy.

Note from the Chairman/CEO…

"Our acquisition of the Harvest companies represents a substantial milestone in creation of value for our shareholders. The Harvest acquisition brings substantial production to our company and puts us in a solid financial position with funds available for investment of ~$6 million, which is expected to grow to more than $12 million by the end of September. With strong cash flows and available capital, we intend to aggressively pursue our development program. We believe that our Harvest properties present an excellent opportunity to utilize our available capital to execute completions on behind pipe pay zones, re-work existing wells and drill new wells to increase production, cash flow and reserves. We are very excited to have completed this acquisition and to have moved to operations."